UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Central European Media Enterprises, Ltd.
(Name of Issuer)

Class A Common Stock, par value $0.08 per share
(Title of Class of Securities)

G20045202
(CUSIP Number)

EAMON SMITH
TCS CAPITAL MANAGEMENT, LLC
888 Seventh Avenue
Suite 1504
New York, NY 10106
(212) 621-8760

STEVE WOLOSKY, ESQ.
ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 3, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G20045202

1	NAME OF REPORTING PERSON TCS GLOBAL EQUITY MASTER FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,216,020
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 17,216,020
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,216,020*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%
14	TYPE OF REPORTING PERSON PN

*Includes 1,113,861 shares of Common Stock underlying certain warrants exercisable within 60 days hereof.

CUSIP NO. G20045202

1	NAME OF REPORTING PERSON TCS CAPITAL GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 17,216,020
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 17,216,020
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,216,020*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%
14	TYPE OF REPORTING PERSON OO

*Includes 1,113,861 shares of Common Stock underlying certain warrants exercisable within 60 days hereof.

CUSIP NO. G20045202

1	NAME OF REPORTING PERSON TCS CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 18,320,675
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 18,320,675
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,320,675*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON IA

*Includes 1,179,444 shares of Common Stock underlying certain warrants exercisable within 60 days hereof.

CUSIP NO. G20045202

1	NAME OF REPORTING PERSON ERIC SEMLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 18,320,675
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 18,320,675
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,320,675*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON IN

*Includes 1,179,444 shares of Common Stock underlying certain warrants exercisable within 60 days hereof.

CUSIP NO. G20045202

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares owned by TCS Global and held in the Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 16,102,159 Shares directly owned by TCS Global is approximately $38,547,953, including brokerage commissions.  The aggregate purchase price of the 1,039,072 Shares held in the Managed Account is approximately $2,709,518, including brokerage commissions.

The Warrants (defined below) owned by TCS Global and held in the Managed Account were purchased pursuant to the Issuer’s Rights Offering on May 2, 2014 as Units consisting of (i) notes in the original principal amount of $100, which TCS Global and the Managed Account no longer own, and (ii) twenty-one (21) Warrants, which have an exercise price of $1.00 per Share (collectively, the “Units”). The aggregate purchase price of the Units purchased by TCS Global is approximately $5,304,100. The aggregate purchase price of the Units purchased by TCS Management through the Managed Account is approximately $312,300.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - 5(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon (i) 135,804,221 Shares outstanding, as of February 17, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 22, 2016 plus (ii) 1,179,444 Shares underlying the Warrants.

A.	TCS Global

(a)	As of the close of business on March 7, 2016, TCS Global beneficially owned 17,216,020 Shares, including 1,113,861 Shares underlying the Warrants.

Percentage: Approximately 12.6%

(b)	1. Sole power to vote or direct vote: 17,216,020
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 17,216,020
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by TCS Global during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. G20045202

B.	TCS GP

(a)	TCS GP, as the general partner of TCS Global, may be deemed the beneficial owner of the 17,216,020 Shares owned by TCS Global, including 1,113,861 Shares underlying the Warrants.

Percentage: Approximately 12.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 17,216,020
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 17,216,020

(c)
TCS GP has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of TCS Global during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	TCS Management

(a)
As of the close of business on March 7, 2016, 1,104,655 Shares were held in the Managed Account, including 65,583 Shares underlying the Warrants.  TCS Management, as the investment manager of each of TCS Global and the Managed Account, may be deemed the beneficial owner of the (i) 17,216,020 Shares owned by TCS Global, including 1,113,861 Shares underlying the Warrants and (ii) 1,104,655 Shares held in the Managed Account, including 65,583 Shares underlying the Warrants.

Percentage: Approximately 13.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 18,320,675
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 18,320,675

(c)
TCS Management has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of TCS Global during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

D.	Mr. Semler

(a)
Mr. Semler, as the managing member of each of TCS GP and TCS Management, may be deemed the beneficial owner of the (i) 17,216,020 Shares owned by TCS Global, including 1,113,861 Shares underlying the Warrants and (ii) 1,104,655 Shares held in the Managed Account, including 65,583 Shares underlying the Warrants.

Percentage: Approximately 13.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 18,320,675
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 18,320,675

(c)
Mr. Semler has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of TCS Global during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. G20045202

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Each of TCS Global and TCS Management through the Managed Account own certain Warrants of the Issuer, which are exercisable on May 2, 2016 at an exercise price of $1.00 per Share and expire on May 2, 2018 (the “Warrants”).  The Warrants owned by TCS Global are exercisable into 1,113,861 Shares.  The Warrants held in the Managed Account are exercisable into 65,583 Shares.

CUSIP NO. G20045202

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 7, 2016

TCS GLOBAL EQUITY MASTER FUND, L.P.

By:	TCS Capital GP, LLC General Partner

By:	/s/ Eric Semler
	Name:	Eric Semler
	Title:	Managing Member

TCS CAPITAL GP, LLC

By:	/s/ Eric Semler
	Name:	Eric Semler
	Title:	Managing Member

TCS CAPITAL MANAGEMENT, LLC

By:	/s/ Eric Semler
	Name:	Eric Semler
	Title:	Managing Member

/s/ Eric Semler
ERIC SEMLER

CUSIP NO. G20045202

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

TCS GLOBAL EQUITY MASTER FUND, L.P.

62,433	2.4005*	01/28/2016
81,781	2.5488*	01/29/2016
50,000	2.5817*	02/01/2016
30,000	2.2920*	02/12/2016
68,864	2.3138*	02/17/2016
150,931	2.4915*	02/25/2016
150,000	2.5083*	02/26/2016
68,755	2.4576*	02/29/2016

___
* The price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $2.3500 to $2.4400, $2.4100 to $2.5900, $2.4850 to $2.6500, $2.2300 to $2.3200, $2.2800 to $2.3800, $2.3900 to $2.5600, $2.3900 to $2.5400, and $2.4300 to $2.4900, respectively, including commissions. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth herein.